Pricing supplement no. 455
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 183-A-I dated February 12, 2010

Registration Statement No. 333-155535
Dated February 12, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	JPMorgan Chase & Co. $3,820,000 **Dual Directional Buffered Knock-Out Notes Linked to the S&P 500® Index** **due May 17, 2011**

General

- The notes are designed for investors who seek an unleveraged return on the notes, subject to the occurrence of a Knock-Out Event, equal to the absolute value of any appreciation or depreciation (up to 23.50%) of the S&P 500® Index at maturity. Investors should be willing to forgo interest and dividend payments, and, if the Ending Index Level is less than the Lower Knock-Out Level, be willing to lose up to 76.50% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 17, 2011[†]
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on February 12, 2010 and are expected to settle on or about February 22, 2010.

Key Terms

Index:	The S&P 500® Index (the "Index").

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:
	
	If a Knock-Out Event has not occurred:
	$1,000 + ($1,000 x Absolute Index Return x Participation Rate)
	If (a) a Knock-Out Event has occurred and (b) the Ending Index Level is greater than or equal to the Lower Knock-Out Level, you will receive the principal amount of your notes at maturity.
	
	If (a) a Knock-Out Event has occurred, and (b) the Ending Index Level declines from the Initial Index Level by more than 23.50%, for every 1% decline of the Index beyond 23.50%, you will lose an amount equal to 1% of the principal amount of your notes, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
	$1,000 + [$1,000 x (Index Return + 23.50%)]
	You could lose up to $765 per $1,000 principal amount note at maturity if the Ending Index Level declines from the Initial Index Level by more than 23.50%.

Knock-Out Buffer Amount:	23.50%
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	1328.25485, which is equal to 123.50% of the Initial Index Level
Lower Knock-Out Level:	822.76515, which is equal to 76.50% of the Initial Index Level
Monitoring Period:	The period from the pricing date to and including the Observation Date
Participation Rate:	100%
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Absolute Index Return:	The absolute value of the Index Return. For example, an Index Return of -5% will equal an Absolute Index Return of 5%.
Initial Index Level:	The Index closing level on the pricing date, which was 1075.51
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	May 12, 2011[†]
Maturity Date:	May 17, 2011[†]
CUSIP:	48124AHM2

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 183-A-I.

Investing in the Dual Directional Buffered Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 183-A-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10.30	$989
Total	$3,820,000	$39,346	$3,780,654

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.30 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-44 of the accompanying product supplement no. 183-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 12, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 183-A-I dated February 12, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 183-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 183-A-I dated February 12, 2010:
  http://sec.gov/Archives/edgar/data/19617/000089109210000608/e37802_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNLEVERAGED APPRECIATION POTENTIAL UP TO A RETURN OF 23.50% IF A KNOCK-OUT EVENT HAS NOT OCCURRED —** If a Knock-Out Event has not occurred, the notes provide unleveraged exposure to any appreciation of the Index, up to a return of 23.50% at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL FOR UP TO A 23.50% RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS NEGATIVE —** If the Index closing level is not greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on any trading day during the Monitoring Period, you will receive a return at maturity based on the Absolute Index Return. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, you will earn a positive return on the notes as long as the Ending Index Level is not less than the Initial Index Level by more than the Knock-Out buffer amount of 23.50%.

- **LIMITED PROTECTION AGAINST LOSS** — You will not be protected against a decline in the level of the Index if the Ending Index Level is less than the Lower Knock-Out Level. Accordingly, you could lose up to $765 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 183-A-I.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 183-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 183-A-I dated February 12, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event occurs. You will receive no more than the full principal amount of your notes at maturity if the Index closing level on any trading day during the Monitoring Period is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 23.50% Knock-Out buffer amount. Accordingly, you could lose up to $765 for each $1,000 principal amount note that you invest in.

- **THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS** — Your return on the notes may be limited by the "knock-out" feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note that you will receive at maturity will not exceed $1,000. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM RETURN OF 23.50% AT MATURITY** — Because a Knock-Out Event will occur if the Index closing level is greater than the Upper Knock-Out Level of 123.50% of the Initial Index Level or if the Index closing level is less than the Lower Knock-Out Level of 76.50% of the Initial Index Level, for each $1,000 principal amount note, your payment at maturity is subject to an embedded maximum return at maturity. Accordingly, the maximum return on the notes will be 23.50% and the maximum payment at maturity will be $1,235 per $1,000 principal amount note.

- **YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT AT MATURITY IF THE INDEX APPRECIATES OR DEPRECIATES BY MORE THAN 23.50%** — You will receive no more than your principal at maturity and you will not receive any return on your notes if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period. If a Knock-Out Event has occurred, you may lose some of your investment if the Ending Index Level is less than the Lower Knock-Out Level. As a result, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the equity securities underlying the Index or contracts related to the Index.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently, the Index has experienced significant volatility.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether a Knock-Out Event has occurred;
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes an Initial Index Level of 1075 and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns "Hypothetical lowest Index closing level during the Monitoring Period" and "Hypothetical highest Index closing level during the Monitoring Period," respectively. Assuming an Initial Index Level of 1075 and a Participation Rate of 100%, the Upper Knock-Out Level will be 1327.63 and the Lower Knock-Out Level will be 822.38. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Hypothetical lowest Index closing level during the Monitoring Period	Hypothetical highest Index closing level during the Monitoring Period	Ending Index Level	Index Return	Absolute Return	Total Return if a Knock-Out Event has not occurred	Total Return if a Knock-Out Event has occurred
1075.00	1612.50	1612.50	50.00%	50.00%	N/A	100.00%
875.00	1505.00	1505.00	40.00%	40.00%	N/A	100.00%
911.00	1397.50	1397.50	30.00%	30.00%	N/A	100.00%
1075.00	1327.63	1327.63	23.50%	23.50%	123.50%	100.00%
830.30	1290.00	1290.00	20.00%	20.00%	120.00%	100.00%
925.00	1182.50	1182.50	10.00%	10.00%	110.00%	100.00%
1000.50	1128.75	1128.75	5.00%	5.00%	105.00%	100.00%
1075.00	1075.00	1075.00	0.00%	0.00%	100.00%	100.00%
1021.25	1091.00	1021.25	-5.00%	5.00%	105.00%	100.00%
967.50	1001.00	967.50	-10.00%	10.00%	110.00%	100.00%
860.00	1275.00	860.00	-20.00%	20.00%	120.00%	100.00%
822.38	1128.75	822.38	-23.50%	23.50%	123.50%	100.00%
752.50	1075.00	752.50	-30.00%	30.00%	N/A	93.50%
645.00	1075.00	645.00	-40.00%	40.00%	N/A	83.50%
537.50	1003.00	537.50	-50.00%	50.00%	N/A	73.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest Index closing level during the Monitoring Period was 1075, the highest Index closing level during the Monitoring Period was 1128.75 and the Ending Index Level was 822.38. Because the Index closing level was not greater than the Upper Knock-Out Level AND not less than the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, and the investor receives a payment at maturity of $1,235 per $1,000 principal amount note, based on the Absolute Index Return of 23.50%, calculated as follows:

$$\$1,000 + (1,000 \times 23.50\%) = \$1,235$$

Example 2: The lowest Index closing level during the Monitoring Period was 537.50, the highest Index closing level during the Monitoring Period was 1003 and the Ending Index Level was 537.50. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, and because the Ending Index Level is less than the Lower Knock-Out Level, and the investor receives a payment at maturity of $735 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-50\% + 23.50\%)] = \$735$$

Example 3: The lowest Index closing level during the Monitoring Period was 1075, the highest Index closing level during the Monitoring Period was 1612.50 and the Ending Index Level was 1612.50. Because the Index closing level was greater than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, and because the Ending Index Level is greater than or equal to the Lower Knock-Out Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 7, 2005 through February 12, 2010. The closing level of the Index on February 12, 2010 was 1075.51. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $265 per $1,000 principal amount note.



Supplemental Plan of Distribution (Conflicts of Interest)

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.